RECEIVED FEB 28 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 213

05037457

SECURITIES A
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeMark Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 West Metro Park
(No. and Street)

Rochester, (City) NY (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Micciche 585-424-5672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniel H. Kubiak, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) Rochester (City) NY (State) 14623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lori A. Alberts
01AL6037661
Notary Public in the State of New York
Monroe County
Commission Expires Feb 22, 06

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL H. KUBIAK, CPA
CERTIFIED PUBLIC ACCOUNTANT

400 WEST METRO PARK
ROCHESTER, NEW YORK 14623

(585) 424-2430
FAX (585) 292-0491
E-MAIL: dan@kubiaktax.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.
400 West Metro Park
Rochester, NY 14623

I have audited the balance sheets of LIFEMARK SECURITIES CORP. (an S Corporation) as of December 31, 2004, and 2003, and the related statements of operations and undistributed earnings, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeMark Securities Corp. (an S Corporation) as of December 31, 2004, and 2003, and statement of operations and undistributed earnings, and cash flows for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

The company is exempt from SEC Rule 15c3-3 because it does not hold customer securities.

During my examination, no material inadequacies were found.

My audited computation of the net capital of LifeMark Securities Corp. (an S Corporation) agrees with the computation as presented in the Focus Report IIA.

Daniel H Kubiak, CPA

Daniel H. Kubiak, C.P.A.

February 24, 2005

LIFEMARK SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash, including $126,789 and $125,938 in interest-bearing accounts in 2004 and 2003, respectively	$ 314,196	$ 392,186
Commissions receivable	59,152	123,184
Accounts receivable	53,383	49,071
Prepaid expenses	10,382	14,732
Furniture and fixtures (Notes 1 and 2)	22,485	14,839
Total assets	$ 459,598	$ 594,012

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
Current liabilities:		
Accounts payable	$ 77,463	$ 160,064
Commissions payable	47,318	110,974
Accrued payroll	7,846	4,215
Total current liabilities	132,627	275,253
Shareholders' equity		
Capital stock - no par value; Authorized 1,000,000 shares issued and outstanding, 867 shares	20,000	20,000
Additional paid-in capital	459,475	459,475
Shareholders' undistributed (deficit)	(142,478)	(150,690)
	336,997	328,785
Less: Treasury stock, 148.79 shares, at cost	(10,026)	(10,026)
Total shareholders' equity	326,971	318,759
Total liabilities and shareholders' equity	$ 459,598	$ 594,012

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF OPERATIONS AND SHAREHOLDERS' UNDISTRIBUTED EARNINGS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Commissions income	$ 2,381,970	$ 2,508,842
Interest and dividend income	851	773
Miscellaneous income and reimbursed expenses	88,432	19,785
Total income	2,471,253	2,529,400
Operating expenses:		
Commission expense	1,654,133	1,719,077
Officers' salaries	160,717	116,705
Salary expense	229,563	280,822
Payroll taxes and benefits	65,137	63,699
Registration, dues and subscriptions	38,376	31,956
Rent expense	52,728	50,719
Utilities	6,208	6,493
Travel & meetings	11,756	57,991
Entertainment	3,449	851
Insurance expense	10,452	7,702
Officers life insurance	2,785	2,785
Office expense	45,903	33,824
Advertising expense	7,821	-0-
Telephone and networking expense	26,620	22,796
Repairs and maintenance	6,419	4,868
Postage expense	8,688	7,596
Depreciation	12,699	15,059
Professional services	67,921	23,030
Computer expense	36,619	21,111
Training	2,488	501
Moving expense	7,354	-0-
State filing fees	5,030	4,950
Miscellaneous expense	175	2,573
Total operating expenses	2,463,041	2,475,108
Net income	8,212	54,292
Shareholders' undistributed (deficit) earnings - beginning	(150,690)	(204,982)
Shareholders' undistributed (deficit) - ending	$ (142,478)	$ (150,690)

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 8,212	$ 54,292
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	12,699	15,059
Decrease (increase) in commissions receivable	64,032	1,204
Decrease (increase) in accounts receivable and other assets	38	(2,291)
Increase (decrease) in accounts payable	(82,601)	87,460
Increase (decrease) in commissions payable	(63,656)	23,333
Increase (decrease) in accrued payroll	3,631	(12,729)
Total adjustments to net income	(65,857)	112,036
Cash (utilized) provided by operating activities:	(57,645)	166,328
Cash provided (utilized) by investing activities:		
Fixed assets purchased	(20,345)	-0-
Total cash (utilized) by investing activities	(20,345)	-0-
Net (decrease) increase in cash	(77,990)	166,328
Cash at beginning of year	392,186	225,858
Cash at end of year	$ 314,196	$ 392,186

The accompanying notes are an integral part of the financial statement.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue

The company operates in the securities industry under authority granted by the Securities and Exchange Commission. The company is primarily engaged in the sale of general securities and mutual funds. The company receives commissions generated by sales of these securities. Consequently the company's revenue is affected by the economic conditions affecting customers in areas in which it conducts its operations. At the close of 2004, the company operated four offices located in four states. The company is licensed to sell securities and/or insurance in forty-eight states.

B. Cash and Cash Equivalents

Cash consists of demand deposits in local banks, money market savings accounts and cash on hand. At times the company maintains balances in these accounts in excess of amounts covered by Federal Deposit Insurance.

C. Bad Debts

Bad debts are written off under the allowance method. For the years ending 2004 and 2003, it was determined that no allowance was required.

D. Fixed Assets

Property and equipment is stated at cost and is written off over the estimated useful life of the asset. Depreciation is computed using accelerated methods for book and tax purposes. Estimated useful lives are as follows:

Computers	5 years
Furniture and Fixtures	7 years

Expenditures that materially increase the asset life are capitalized, while ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or retired, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings.

E. Income Taxes

The company has elected, in accordance with the provision of both Section 660 of the Tax Law of New York State and Subchapter S of Chapter One of the Internal Revenue Code, not to be subject to income taxes at the corporate level. As a result, the company's net income or loss is included in the taxable income of the shareholders.

2 - FURNITURE AND FIXTURES

Furniture and fixtures are stated at cost and consist of the following:

	2004	2003
Computers	$ 167,174	$ 146,829
Fixtures	25,944	25,944
	193,118	172,773
Less: Accumulated depreciation	(170,633)	(157,934)
	$ 22,485	$ 14,839

Depreciation expense charged to operations for the years ended December 31, 2004 and 2003 amounted to $12,699 and $15,059, respectively.

3 - RENT

Effective November 1, 2004, the company entered into a fifteen year lease agreement with a related party for new office space at a monthly rental of $3,117. Total rent expense amounted to $52,728 in 2004 and $50,719 in 2003.

4 - RETIREMENT PLAN

The company established a SIMPLE IRA Plan for all employees. Under the terms of the Plan, employees may make a salary reduction contribution of up to $6,000 for any calendar year. For each year, the company may elect to make a matching contribution up to 3% of the employees' yearly compensation, not to exceed $6,000. The company made the election for 2004 and 2003 and the expense amounted to $11,815 in 2004 and $11,184 in 2003.

5 - TREASURY STOCK

In September 2002, the company made a tender offer to the shareholders to purchase their shares in the company. As of December 31, 2004 the company had repurchased 148.79 shares for a total of $10,026.

6 - NET CAPITAL COMPUTATION

Pursuant to SEC rule 15c3-1, the "Net Capital Rule", the company has the following information:

	2004	2003
Total assets	$ 459,598	$ 594,012
Less: Total liabilities	132,627	275,253
Net worth	326,971	318,759
Plus: Subordinated indebtedness	-0-	-0-
Adjusted net worth	326,971	318,759
Less: Non-liquid assets, net	95,684	88,792
Tentative net capital	231,287	229,967
Less: Haircuts	-0-	-0-
Net capital	$ 231,287	$ 229,967
Required net capital	$ 8,841	$ 5,000

7 - SUBORDINATED CLAIMS

For the period ended December 31, 2004, the company had no subordinated claims.